UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)



                            FULL HOUSE RESORTS, INC.
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                                (Name of issuer)


                         COMMON STOCK, $.0001 PAR VALUE
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                         (Title of class of securities)


                                   359678 10 9
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                                 (CUSIP number)


                              PAUL BERKOWITZ, ESQ.
                          GREENBERG, TRAURIG, HOFFMAN,
                          LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 OCTOBER 1, 1996
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ]

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-----------------------                                       -----------------
CUSIP NO.   359678 10 9                SCHEDULE 13D           PAGE 2 OF 6 PAGES
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  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         WILLIAM P. MCCOMAS
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [ ]
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  3     SEC USE ONLY
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  4     SOURCE OF FUNDS*

         OO
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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            NUMBER OF                 7    SOLE VOTING POWER            890,037
              SHARES
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
            PERSON WITH
                                    -------------------------------------------
                                      8    SHARED VOTING POWER              -0-
                                    -------------------------------------------
                                      9    SOLE DISPOSITIVE POWER       890,037
                                    -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER         -0-

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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         890,037
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.6%
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  14    TYPE OF REPORTING PERSON*

         IN
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
                            FULL HOUSE RESORTS, INC.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

                  This Statement relates to the shares of common stock (the "Common Stock"), par value $.0001 per share, of Full House Resorts, Inc., a Delaware corporation (the "Company").

                  The principal executive offices of the Company are located at 12555 High Bluff Drive, Suite 380, San Diego, California 92130.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by William P. McComas (the "Reporting Person").

         (b) The address of the Reporting Person is c/o Full House Resorts, Inc., 12555 High Bluff Drive, Suite 380, San Diego, California 92130.

         (c)      The Reporting Person is a Director of the Corporation.

         (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Reporting Person sold 75,000 and 250,000 shares of Common Stock of the Company on October 2, 1996 and October 4, 1996, respectively.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                  The Reporting Person disposed of his interest in the Common Stock of the Company for personal reasons. The Reporting Person has no present plans or proposals which relate to or would result in:

                  (a) the acquisition or disposition by the Reporting Person of additional securities of the Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

                  (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any material change in the Company's present business or corporate structure;

                  (g) changes in the Company's present charter, bylaws or similar instruments;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or inter-dealer quotation system;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j)      any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The Reporting Person beneficially owns 890,037 shares or 8.6% of the outstanding Common Stock of the Company, based on a total of 10,332,574 shares of Common Stock outstanding on October 15, 1996.

                  (b) The Reporting Person has the sole power to vote and dispose of 890,037 shares of Common Stock.

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  (a)      Not applicable.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  (a)      Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                   Nov. 05, 1996
                                   -----------------------------------
                                                    Date

                                   /s/ WILLIAM P. MCCOMAS
                                   -----------------------------------
                                                  Signature

                                   WILLIAM P. MCCOMAS
                                   -----------------------------------
                                                     Name